INDEPENDENT AUDITOR’S REPORT
To the Shareholders and the Board of Directors of The Toronto-Dominion Bank
Opinion
We have audited the consolidated financial statements

of The Toronto-Dominion Bank and its subsidiaries (TD), which comprise the Consolidated Balance Sheets
as at October 31, 2024 and 2023, and

the Consolidated Statements of Income, Consolidated

Statements of Comprehensive Income,

Consolidated Statements of
Changes in Equity, and Consolidated Statements of Cash Flows

for the years then ended, and notes to the

consolidated financial statements, including

a summary
of material accounting policies (collectively

referred to as the “consolidated financial

statements”).

In our opinion, the accompanying consolidated

financial statements present fairly, in all material respects, the consolidated financial position of TD as at

October
31, 2024 and 2023, and its consolidated financial

performance and its consolidated cash

flows for the years then ended, in accordance

with International Financial
Reporting Standards (IFRS) as issued by

the International Accounting Standards Board.
Basis for Opinion
We conducted our audit in accordance with Canadian

generally accepted auditing standards. Our

responsibilities under those standards are further

described in
the
Auditor’s Responsibilities for the Audit of the

Consolidated Financial Statements
section of our report. We are independent of

TD in accordance with the ethical
requirements that are relevant to our audit

of the consolidated financial statements in

Canada, and we have fulfilled our other

ethical responsibilities in accordance
with these requirements. We believe that

the audit evidence we have obtained is sufficient and

appropriate to provide a basis for our opinion.
Key Audit Matters
Key audit matters are those matters

that, in our professional judgment, were

of most significance in our audit of the consolidated

financial statements of the year
ended October 31, 2024. These matters

were addressed in the context of our audit of

the consolidated financial statements as a

whole, and in forming our opinion
thereon, and we do not provide a separate

opinion on these matters. For each matter below, our description of how our audit addressed the matter is

provided in
that context.

We have fulfilled the responsibilities described in

the
Auditor’s Responsibilities for the Audit

of the Consolidated Financial Statements
section of our report,
including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond

to our assessment of the risks of material
misstatement of the consolidated financial

statements. The results of our audit procedures,

including the procedures performed

to address the matters below,
provide the basis for our audit opinion on

the accompanying consolidated financial

statements.
Allowance for credit losses
Key audit matter
TD describes its significant accounting judgments,

estimates, and assumptions in relation

to the allowance for credit losses in Note
3 of the consolidated financial statements.

As disclosed in Note 8 to the consolidated

financial statements, TD recognized $9,141
million in allowances for credit losses on its consolidated

balance sheet using an expected credit loss

model (ECL). The ECL is an
unbiased and probability-weighted estimate of

credit losses expected to occur in the future,

which is based on the probability of
default (PD), loss given default (LGD) and exposure

at default (EAD) or the expected

cash shortfall relating to the underlying
financial asset. The ECL is determined by evaluating

a range of possible outcomes incorporating

the time value of money and
reasonable and supportable information about

past events, current conditions, and future

economic forecasts. ECL allowances are
measured at amounts equal to either (i) 12-month

ECL; or (ii) lifetime ECL for those financial

instruments that have experienced a
significant increase in credit risk (SICR)

since initial recognition or when there is

objective evidence of impairment.
Auditing the allowance for credit losses was

complex and required the application of

significant judgment and involvement of
specialists because of the sophistication of

the models, the forward-looking nature

of the key assumptions, and the inherent
interrelationship of the critical variables used

in measuring the ECL. Key areas of judgment

include evaluating: (i) the models

and
methodologies used for measuring both the

12-month and lifetime expected credit losses;

(ii) the assumptions used in the ECL
scenarios including forward-looking information

(FLI) and assigning probability weighting;

(iii) the determination of SICR; and (iv)

the
assessment of the qualitative component applied

to the modelled ECL based on management’s

expert credit judgment.

How our audit
addressed the

key audit matter
We obtained an understanding, evaluated the design,

and tested the operating effectiveness of

management’s controls over the
allowance for credit losses. The controls

we tested included, amongst others, the development

and validation of models and
selection of appropriate inputs including economic

forecasting, determination of non-retail

borrower risk ratings, the integrity of

the
data used including the associated controls over

relevant information technology (IT)

systems, and the governance and oversight
over the modelled results and the use of expert

credit judgment.
To test the allowance for credit losses, our audit procedures included, amongst others, involving our credit risk specialists

to assess
whether the methodology and assumptions,

including management’s SICR triggers, used in

significant models that estimate the
ECL across various portfolios are consistent

with the requirements of IFRS. This included

reperforming the model validation
procedures for a sample of models to evaluate

whether management’s conclusions were appropriate.

With the assistance of our
economic specialists, we evaluated the

models, methodology and process used by

management to develop the FLI variable
forecasts for each scenario and the scenario

probability weights. For a sample of

FLI variables, we compared management’s FLI to
independently derived forecasts and publicly available

information. On a sample basis,

we recalculated the ECL to test the
mathematical accuracy of management’s

models. We tested the completeness and accuracy

of data used in measuring the ECL by
agreeing to source documents and systems

and evaluated a sample of management’s non-retail

borrower risk ratings against TD’s
risk rating policy. With the assistance of our credit risk specialists,

we also evaluated management’s methodology

and governance
over the application of expert credit judgment

by evaluating that the amounts recorded

were reflective of underlying credit quality
and macroeconomic trends. We also assessed

the adequacy of disclosures related to the

allowance for credit losses.

Fair value measurement of derivatives
Key audit matter
TD describes its significant accounting judgments,

estimates, and assumptions in relation

to the fair value measurement of
derivatives in Note 3 of the consolidated financial

statements. As disclosed in Note 5 of the consolidated

financial statements, TD
has derivative assets of $78,061 million and

derivative liabilities of $68,368 million recorded

at fair value. Certain of these
derivatives are complex and illiquid and require

valuation techniques that may include complex

models and non-observable inputs,
requiring management’s estimation and judgment.
Auditing the valuation of certain derivatives required

the application of significant auditor judgment

and involvement of valuation
specialists in assessing the complex

models and non-observable inputs used. Certain

valuation inputs used to determine fair

value
that may be non-observable include volatilities,

correlations, and credit spreads. The

valuation of certain derivatives is sensitive

to
these inputs as they are forward-looking and

could be affected by future economic and market

conditions.

How our audit
addressed the

key audit matter
We obtained an understanding, evaluated the design,

and tested the operating effectiveness of

management’s controls, including
the associated controls over relevant IT systems,

over the valuation of TD’s derivative portfolio.

The controls we tested included,
amongst others, the controls over the

suitability and mechanical accuracy of models

used in the valuation of derivatives,

and
controls over management’s independent assessment

of fair values, including the integrity of data

used in the valuation such as the
significant inputs noted above.

To test the valuation of these derivatives, our audit procedures included,

amongst others, an evaluation of the

methodologies and
significant inputs used by TD. With the assistance

of our valuation specialists, we performed

an independent valuation for a sample
of derivatives to assess the modelling assumptions

and significant inputs used to estimate

the fair value, which involved obtaining
significant inputs from independent external

sources, where available. We also assessed

the adequacy of the disclosures related to
the fair value measurement of derivatives.
Measurement of provision for uncertain

tax positions
Key audit matter
TD describes its significant accounting judgments,

estimates, and assumptions in relation

to income taxes in Note 3 and Note 24 of
the consolidated financial statements. As a

financial institution operating in multiple jurisdictions,

TD is subject to complex and
constantly evolving tax legislation. Uncertainty

in a tax position may arise as tax laws are

subject to interpretation. TD uses
significant judgment in i) determining whether

it is probable that TD will have to make

a payment to tax authorities upon their
examination of certain uncertain tax positions

and ii) measuring the amount

of the provision.

Auditing TD’s provision for uncertain tax positions

involved the application of judgment and

is based on interpretation of tax
legislation and jurisprudence.
How our audit
addressed the

key audit matter
We obtained an understanding, evaluated the design,

and tested the operating effectiveness of

management’s controls over TD’s
provision for uncertain tax positions.

The controls we tested included, amongst others,

the controls over the assessment of the
technical merits of tax positions and management’s

process to measure the provision for

uncertain tax positions.
With the assistance of our tax professionals,

we assessed the technical merits and the

amount recorded for uncertain tax positions.
Our audit procedures included, amongst others,

using our knowledge of, and experience

with, the application of tax laws by the
relevant income tax authorities to evaluate

TD’s interpretations and assessment of tax laws

with respect to uncertain tax positions.
We assessed the implications of correspondence

received by TD from the relevant

tax authorities and evaluated income tax
opinions or other third-party advice obtained.

We also assessed the adequacy of the disclosures

related to uncertain tax positions.

Valuation of Goodwill in the U.S. Personal and Commercial

Banking group of Cash Generating

Units
Key audit matter
TD describes its significant accounting judgments,

estimates, and assumptions in relation

to the recoverable amount of its cash
generating units (‘CGU”) or group of

CGUs to which goodwill has been allocated

in Note 3 of the consolidated financial

statements.
As disclosed in Note 14 of the consolidated

financial statements, TD has $14,663

million of goodwill in the U.S. Retail segment,
which predominantly relates to the U.S.

Personal and Commercial Banking group

of cash generating units (“US P&C

CGUs”).
Goodwill is assessed for impairment annually, or more frequently if impairment indicators are present.

Auditing the recoverable amount for the

U.S. P&C CGUs was complex and required

the application of significant auditor judgment
and involvement of valuation specialists in

assessing certain significant assumptions

in the impairment test. Significant assumptions
in the estimate of the recoverable amount

included the discount rate and certain

forward-looking assumptions, such as

the terminal
growth rate, and forecasted earnings, which

are affected by expectations about future

market or economic conditions.
How our audit
addressed the

key audit matter
We obtained an understanding, evaluated the design,

and tested the operating effectiveness of

management’s controls over the
recoverable amount of TD’s U.S. P&C CGUs.

The controls we tested included, amongst

others, the controls over management’s
review of TD’s forecast as well as controls over

management’s review of the model and methodology

over significant assumptions
such as the discount rate and the terminal

growth rate. We also tested controls over

management’s review of the integrity of the
data used and the mathematical accuracy

of their valuation model.

To test the estimated recoverable amount of the U.S. P&C CGUs, our audit procedures included, amongst others, with

the
assistance of our valuation specialists, assessing

the methodology and testing the significant

assumptions and underlying data used
by TD in its assessment. We considered the

selection and application of the discount

rate by evaluating the inputs and
mathematical accuracy of the calculation,

while also developing an independent estimate

and comparing it to the discount rate
selected by management. We considered the

selection and application of the terminal

growth rate by evaluating the selected rate
against relevant market and economic forecast

data. We evaluated the reasonability of the

forecasted earnings by comparing to
historical results and considering our current

understanding of the business as well as

current economic trends. We assessed the
historical accuracy of management’s prior year

estimates by performing a comparison of

management’s prior year projections to
actual results. We performed sensitivity analysis

on the significant assumptions to consider

the impact of changes in the recoverable
amount that would result from changes in

the assumptions. We also assessed the

adequacy of the disclosures related

to the
valuation of goodwill.

Other Information
Management is responsible for the other information.

The other information comprises:
●

Management’s Discussion and Analysis; and
●

The information, other than the consolidated

financial statements and our auditor’s report

thereon, in the 2024 Annual Report
.
Our opinion on the consolidated financial

statements does not cover the other information

and we do not express any form of assurance

conclusion thereon.

In connection with our audit of the consolidated

financial statements, our responsibility is

to read the other information, and in doing

so, consider whether the other
information is materially inconsistent

with the consolidated financial statements

or our knowledge obtained in the audit or otherwise

appears to be materially
misstated.

We obtained Management’s Discussion and Analysis

and the 2024 Annual Report prior to the date

of this auditor’s report. If, based on the

work we have
performed, we conclude that there is a material

misstatement of this other information,

we are required to report that fact in this auditor’s

report. We have nothing
to report in this regard.
Responsibilities of Management and

Those Charged with Governance for

the Consolidated Financial Statements
Management is responsible for the preparation

and fair presentation of the consolidated

financial statements in accordance with

IFRS, and for such internal control
as management determines is necessary

to enable the preparation of consolidated

financial statements that are free from material

misstatement, whether due to
fraud or error.
In preparing the consolidated financial

statements, management is responsible for assessing

TD’s ability to continue as a going concern, disclosing,

as applicable,
matters related to going concern and using

the going concern basis of accounting

unless management either intends to liquidate

TD or to cease operations, or has
no realistic alternative but to do so.
Those charged with governance are responsible

for overseeing TD’s financial reporting process.
Auditor’s Responsibilities for the Audit

of the Consolidated Financial Statements
Our objectives are to obtain reasonable assurance

about whether the consolidated financial

statements as a whole are free from material

misstatement, whether
due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is

a high level of assurance, but is not a guarantee

that an
audit conducted in accordance with Canadian

generally accepted auditing standards

will always detect a material misstatement when

it exists. Misstatements can
arise from fraud or error and are considered

material if, individually or in the aggregate,

they could reasonably be expected to influence

the economic decisions of
users taken on the basis of these consolidated

financial statements.
As part of an audit in accordance with Canadian

generally accepted auditing standards,

we exercise professional judgment and maintain

professional skepticism
throughout the audit. We also:
●

Identify and assess the risks of material

misstatement of the consolidated financial

statements, whether due to fraud or error, design and perform audit
procedures responsive to those risks, and

obtain audit evidence that is sufficient and appropriate

to provide a basis for our opinion. The

risk of not detecting a
material misstatement resulting from fraud

is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions,
misrepresentations, or the override of internal

control.
●

Obtain an understanding of internal control relevant

to the audit in order to design audit procedures

that are appropriate in the circumstances,

but not for the
purpose of expressing an opinion on the effectiveness

of TD’s internal control.
●

Evaluate the appropriateness of accounting

policies used and the reasonableness

of accounting estimates and related disclosures

made by management.
●

Conclude on the appropriateness of management’s

use of the going concern basis of accounting

and, based on the audit evidence obtained,

whether a material
uncertainty exists related to events or conditions

that may cast significant doubt on TD’s ability

to continue as a going concern. If we

conclude that a material
uncertainty exists, we are required to draw

attention in our auditor’s report to the related

disclosures in the consolidated financial statements

or, if such
disclosures are inadequate, to modify our

opinion. Our conclusions are based on

the audit evidence obtained up to the date

of our auditor’s report. However,
future events or conditions may cause

TD to cease to continue as a going concern.
●

Evaluate the overall presentation, structure and

content of the consolidated financial statements,

including the disclosures, and whether

the consolidated
financial statements represent the underlying

transactions and events in a manner that achieves

fair presentation.
●

Obtain sufficient appropriate audit evidence regarding

the financial information of the entities or business

activities within TD to express an opinion

on the
consolidated financial statements. We are responsible

for the direction, supervision and performance

of the group audit. We remain solely responsible

for our
audit opinion.
We communicate with those charged with governance

regarding, among other matters, the planned

scope and timing of the audit and significant

audit findings,
including any significant deficiencies in internal

control that we identify during our audit.
We also provide those charged with governance

with a statement that we have complied

with relevant ethical requirements regarding

independence, and to
communicate with them all relationships and

other matters that may reasonably be thought

to bear on our independence, and where

applicable, related
safeguards.

From the matters communicated with

those charged with governance, we determine

those matters that were of most significance

in the audit of the consolidated
financial statements of the current period

and are therefore the key audit matters.

We describe these matters in our auditor’s

report unless law or regulation
precludes public disclosure about the matter

or when, in extremely rare circumstances,

we determine that a matter should not be

communicated in our report
because the adverse consequences of doing

so would reasonably be expected to outweigh

the public interest benefits of such communication.
The engagement partner on the audit resulting

in this independent auditor’s report is

Helen Mitchell.
/s/ Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
December 4, 2024

December 9, 2024
Shareholders and Directors of The Toronto-Dominion Bank
We are aware that The Toronto-Dominion Bank will furnish EY's Independent Auditor's

Report prepared in accordance with Canadian

generally accepted auditing
standards and dated December 4, 2024 as Exhibit

99.6 to its Form 6-K/A filed on December

9, 2024.
/s/ Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants